UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

FINANCIAL ENGINES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

317485100
(CUSIP Number)

Warburg Pincus Private Equity X, L.P.
c/o Warburg Pincus LLC
450 Lexington Ave.
New York, NY 10017
(212) 878-0600

Copy to:
Mark F. Veblen
 Wachtell, Lipton, Rosen & Katz
 51 West 52nd Street
 New York, NY 10019
 (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus Private Equity X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,981,720 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,981,720 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,981,720 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined below), the total number of shares of Common Stock (as defined below) outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus X Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,408 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,408 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,408 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus X GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WPP GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No. 317485100
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 63,155,310 shares of Common Stock outstanding as of July 31, 2017, as disclosed in the Issuer's Form 10-Q filed with the SEC on August 8, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed with the SEC on February 11, 2016, as amended by Amendment No. 1 on March 8, 2017 and Amendment No. 2 on March 10, 2017 (as amended, this "Schedule 13D") and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership ("WP X"), Warburg Pincus X Partners, L.P., a Delaware limited partnership ("WP X Partners", and together with WP X, the "WP X Funds"), Warburg Pincus X, L.P., a Delaware limited partnership ("WP X LP") and the general partner of each of the WP X Funds, Warburg Pincus X GP L.P., a Delaware limited partnership ("WP X GP") and the general partner of WP X LP, WPP GP LLC, a Delaware limited liability company ("WPP GP") and the general partner of WP X GP, Warburg Pincus Partners, L.P., a Delaware limited partnership ("WP Partners") and the managing member of WPP GP, Warburg Pincus Partners GP LLC, a Delaware limited liability company ("WPP GP LLC") and the general partner of WP Partners, Warburg Pincus & Co., a New York general partnership ("WP") and the managing member of WPP GP LLC, Warburg Pincus LLC, a New York limited liability company ("WP LLC") that manages each of the WP X Funds, and Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC ("Messrs. Kaye and Landy," and together with the WP X Funds, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC, the "Warburg Pincus Reporting Persons").  Messrs. Kaye and Landy may be deemed to control the WP X Funds, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC. WP X indirectly holds shares of Common Stock (as defined below) through its wholly owned subsidiary, WP X Finance, L.P., a Delaware limited partnership ("WP X Finance", and together with WP X Partners, the "WP X Parties"). WP X is the general partner of WPX GP, L.P., a Delaware limited partnership, which is the managing general partner of WP X Finance. This Amendment relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Financial Engines, Inc., a Delaware corporation ("Financial Engines").  Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On August 16, 2017, the WP X Parties entered into an Underwriting Agreement, dated August 16, 2017, among Financial Engines, the WP X Parties and Morgan Stanley & Co. LLC (the "Underwriter") pursuant to which the WP X Parties agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the WP X Parties, 4,109,128 shares of the Common Stock at a price of $33.05 per share, for aggregate total proceeds to the WP X Parties of approximately $135.8 million.  The Underwriter intends to offer the Common Stock to third party investors pursuant to a prospectus supplement (to the prospectus included in the Registration Statement on Form S-3 (File No. 333-209366) filed by Financial Engines on February 3, 2016) filed by Financial Engines on August 16, 2017 pursuant to Rule 424(b)(7).

Under the Underwriting Agreement, the affiliates of the WP X Parties are generally prohibited from, without the prior written consent of the Underwriter, disposing of Common Stock or publicly announcing an intention to effect such a disposition, in each case, for a period of 30 days after August 16, 2017.

The transactions contemplated by the Underwriting Agreement are expected to be consummated on August 22, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating item (c) as follows:

(c) Other than as described in this Amendment, none of the Warburg Pincus Reporting Persons has effected any transaction involving the Common Stock in the 60 days prior to filing this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to include the following: The responses set forth in Item 4 of this Schedule 13D are hereby incorporated by reference in their entirety.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  August 17, 2017

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X GP L.P., its general partner

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X GP L.P., its general partner

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.